EXHIBIT A
                                    ---------

         Attached hereto as Exhibit A is the Press Release dated December 23, 2002 relating to the extension of the Early Tender Fee Deadline and the Expiration Date of the Exchange Offer.

                                                                       Exhibit A

                                  PRESS RELEASE
                             (For Immediate Release)
                             -----------------------

         Buenos Aires (December 23, 2002). Banco Rio de la Plata S.A. announced today that in order to allow more time for the processing of letters of transmittal and response to investor inquiries, it is extending the early tender fee deadline and the expiration date for its exchange offer (the "Offer") for any and all of its outstanding 8.75% Class IV Negotiable Obligations due December 15, 2003 in the aggregate principal amount of US$250,000,000 (the "Existing Notes").

         Under the terms of the Offering Memoranda dated November 25, 2002, as supplemented by the press release dated December 6, 2002, the Offer and the early tender fee deadline were each scheduled to expire at 5:00 p.m., New York City time, on December 23, 2002, unless extended.

         Banco Rio hereby extends the early tender fee deadline from 5:00 p.m., New York City time, on December 23, 2002 to 5:00 p.m., New York City time on January 10, 2003, unless further extended, and the expiration date from 5:00 p.m., New York City time, on December 23, 2002, until 5:00 p.m., New York City time on January 10, 2003, unless further extended. In connection with the extension of the early tender fee deadline and expiration date, Banco Rio also announced that holders of Existing Notes that have tendered their Existing Notes pursuant to the Offer on or prior to 5:00 p.m., New York City time, on December 23, 2002, or any holders of Existing Notes that will tender their Existing Notes pursuant to the Offer subsequent to the date hereof, will not have any right to withdraw such tenders of Existing Notes once tendered, notwithstanding any further extensions of the early tender fee deadline or expiration date (including the extension described herein). Holders who tender before the early tender fee deadline are entitled to certain additional compensation for tenders validly made prior to such time.

         Information regarding the pricing, tender and delivery procedures, terms and conditions of the Offer is contained in our offering documents. The Offer is being made solely pursuant to our offering documents and holders of the Existing Notes are requested to contact Mellon Investors as soon as possible to allow for participation in the Offer. The Offer is being made outside of the United States under Regulation S under the U.S. Securities Act of 1933 and inside the United States pursuant to a separate exemption under such law.

         As of 12:00 p.m., New York City time, on December 23, 2002, Banco Rio was advised by the exchange agent that approximately US$112,520,000 of the total amount of the Existing Notes were tendered. Banco Rio believes, based on inquiries and expressions of interest received to date from investors, that extending the expiration date of the Offer will allow more investors to tender their Existing Notes and participate in the Offer.

         In order to participate in the Offer, holders of the Existing Notes need to provide to Mellon Investors Services LLC, which is acting as Information Agent on our behalf, certain required certifications as to their jurisdiction of residence in order to allow required documentation to be distributed to such holder. Mellon Investors Services can be contacted at 44 Wall Street, New York, New York 10005, U.S.A., telephone (917) 320-6286.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION IN WHICH SAID OFFER IS PROHIBITED, AND ANY SUCH SECURITIES IF ISSUED BY BANCO RIO CANNOT BE SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. BANCO RIO DOES NOT EXPECT TO REGISTER ANY PART OF THE OFFERING IN THE UNITED STATES OR TO MAKE ANY PUBLIC OFFER OF ANY SECURITIES IN ANY JURISDICTION OTHER THAN ARGENTINA. THIS PRESS RELEASE CANNOT BE DISTRIBUTED IN THE UNITED STATES OR FORWARDED TO ANY U.S. NEWS MEDIA NOR DISTRIBUTED OR FORWARDED TO THE NEWS MEDIA OF ANY OTHER COUNTRY IN WHICH SUCH DISTRIBUTION OR FORWARDING COULD BE PROHIBITED.

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